Filed by Spring Valley Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. II

Commission File No. 001-41529

Subject Company: Eagle Energy Metals Corp.

Commission File No. 333-289798-01

Date: September 12, 2025

As previously disclosed, on July 30, 2025, Spring Valley Acquisition Corp. II, a Cayman Islands exempted company (“SVII”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Merger Sub II, Inc., a Nevada corporation, and Eagle Energy Metals Corp., a Nevada corporation (“Eagle”).

On September 12, 2025, Eagle made the below communications on its LinkedIn and X accounts.

On September 10, 2025, the following article by Avi Salzman was published online by Barron’s (www.barrons.com).

Nuclear Stocks Are Soaring. We Size Up the Prospects for 3 New Ones.

Terrestrial Energy, which is planning to go public, is teaming with Texas A&M University on a planned commercial modular reactor. (TERRESTRIAL ENERGY)

More than 80 companies around the world are developing new kinds of nuclear reactors, hoping to get their hands on the tens of billions of dollars that utilities are expected to spend on reactors in the coming decade. But there are only three pure-play stocks in the U.S., making it difficult for investors to buy into the trend.

That could change soon. Three more companies working on building new kinds of small reactors—Terra Innovatum, Terrestrial Energy, and Eagle Energy Metals—have filed to go public via SPACs, or special purpose acquisition companies, and they intend to start trading by the end of the year.

The three are entering public markets at a time of enormous enthusiasm for new nuclear technologies, which are seen as one solution to the growing electricity demand from artificial-intelligence data centers and other industrial plants. Amazon and Alphabet’s Google have already made deals with unproven nuclear companies to buy power from their reactors. Investors are plowing money into the industry. Upstart nuclear stocks Oklo, NuScale Power, and Nano Nuclear Energy have all more than tripled since their stock debuts.

All three of the coming SPACs have designed nuclear reactors that are expected to be smaller than the enormous nuclear plants in operation today, and use newer technology that’s meant to be safer and more nimble than current reactors.

There are dozens of different designs out there, but they’re generally lumped together as “small modular reactors”—modular meaning that most of them can be built in pieces in a factory rather than having to be custom-built on site for each nuclear plant. Presumably, that process will make them cheaper to construct than big plants, though there’s no evidence of that yet. Only a small handful have been built anywhere, and none in the U.S.

Terra Innovatum, which is based in Italy, aims to sell very small reactors, with just 1 megawatt of electric capacity, or enough to power a few hundred homes. Existing U.S. reactors tend to provide at least 800 megawatts of power. Terra Innovatum’s reactors are built in cubes that measure 10 meters, or about 33 feet, on each side, allowing them to be transported and placed almost anywhere, the company says. They could be deployed alone or in bunches, allowing them to power everything from a hotel to an industrial facility or a mine in a remote location.

Terrestrial Energy, based in Charlotte, N.C., is designing reactors with the capacity to provide about 390 megawatts of power. The reactors use molten salt instead of water to power the turbines that turn nuclear energy into electricity, and to cool the reactions. Terrestrial CEO Simon Irish says that molten salt is a much more efficient fuel source and coolant than water, which all existing U.S. reactors use today.

The company acknowledges in securities filings that its novel process could delay regulatory approval, but it also has attracted partners that could advance the technology faster. Terrestrial was one of 10 companies chosen by the U.S. Department of Energy last month for a pilot reactor program that aims to get small versions of the reactors operating as soon as July 2026.

Eagle Energy Metals, whose corporate office is in Reno, is both a reactor-developer and a uranium miner. The company’s most important asset is a mine in Oregon that it calls the “largest mineable, measured and indicated uranium deposit in the United States.” The mine will still take years to develop. CEO Mark Mukhija said in an interview he doesn’t expect commercial operations to start until 2032. But once it starts up, it could produce between one and four million pounds of uranium a year, according to initial estimates cited by Mukhija. That compares to total current U.S. production of less than one million pounds.

The company also licensed a small modular reactor design based on liquid metal-cooled reactors from an arm of the University of New Mexico. It says the business is very promising but will be a secondary priority to the mine.

Given the modular nuclear industry’s limited track record, and the fact that none of these companies have working or licensed reactors, it’s tempting to dismiss the whole small nuclear trend as too speculative. Nuclear is by definition a risky technology, and the companies are all experimenting with methods that haven’t been commercialized yet.

Chris Gadomski, the lead nuclear analyst for Bloomberg New Energy Finance, said in an interview that each of the companies’ methods raise practical questions. In Eagle’s case, he considers the idea of a uranium miner also developing reactors to be an awkward fit, as the two businesses have little in common. For Terra, he worries that it will be expensive to provide security for tiny reactors spread out in several places. And with Terrestrial, he understands the theoretical benefits of molten salt technology but thinks it could be trickier in practice. Its lack of operating history means investors will be taking “first of its kind” risk.

On top of that, the three companies are going public using a method that’s had a very mixed track record.

SPACs are investment vehicles that can seem like a way to back into a public listing. A SPAC sponsor—often a financial firm or fund manager—raises money from investors with the intention of eventually merging with a private company and taking it public. Once a merger is completed, shares start to trade on public markets. Historically, the SPAC process has been considered less-rigorous and time-consuming than the traditional IPO method, although beefed-up SEC requirements have since closed some of the gap.

Though they’ve been around since the 1990s, SPACs skyrocketed in prominence in 2020 and 2021, an era of aggressive risk-taking. They also gained a bad reputation. The average SPAC that came public between 2017 and 2022 returned negative 61% for an investor who held it for three years, according to one academic study published last year. SPACs fell out of favor by 2022 and issuance has been down, but 2025 has seen a resurgence. More SPAC teams have launched IPOs this year than any year since 2021, according to SPAC Insider.

While SPACs overall have struggled, nuclear stocks have been one notable exception. Oklo and Nuscale went public using the SPAC process and have soared since, despite neither of them having built a reactor yet. There is simply so much excitement about the industry, and so few ways to play it.

Irish, the CEO of Terrestrial Energy, said that he chose the SPAC route for several reasons. “In certain circumstances, they serve a unique and valuable role—and that is the ability to bring companies into public markets in a way which is perhaps less risky and faster than would be the case in a conventional IPO,” he said.

This next tranche of nuclear stocks may not enjoy the same big returns as the first group. Oklo, NuScale and Nano all benefited from the fact that they were the only game in town. “That scarcity does lead to better performance,” said Chris Sorrells, the CEO of Spring Valley Acquisition Corp., the SPAC sponsor taking Eagle public. Sorrells also took NuScale public.

Once there are more options, investors will be able to be choosier about which companies they want to invest in, Sorrells said.

Gadomski thinks that there are all sorts of reasons to doubt nuclear start-ups, because implementing the technology is much harder than developing it. “I kind of just scratch my head and wonder when it’s going to end, when it’s going to fall apart,” he said. But he’s clear-eyed about the investor demand, and doesn’t see any immediate signs of it slowing down. So far “the investors who participate in these things are very, very happy.”

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Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement (the “Proposed Business Combination”), SVII has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-289798) (the “Registration Statement”), which includes a preliminary prospectus with respect to SVII’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement to be distributed to holders of SVII’s Class A ordinary shares in connection with SVII’s solicitation of proxies for the vote by SVII’s shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (collectively, the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVII plans to file the definitive Proxy Statement with the SEC and to mail copies to shareholders of SVII as of a record date to be established for voting on the Proposed Business Combination and other matters described in the Registration Statement. This document does not contain all of the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, the Proxy Statement or for any other document that SVII may file with the SEC. Before making any investment or voting decision, investors and security holders of SVII and Eagle are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about Eagle, SVII and the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVII through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVII may be obtained free of charge from SVII’s website at www.sv-ac.com or by directing a request to Spring Valley Acquisition Corp. II, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Eagle, SVII and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVII’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVII’s directors and executive officers, please refer to SVII’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on April 11, 2025 (the “2024 Form 10-K”), and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVII’s shareholders generally, is or will be included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVII’s, Eagle’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits thereof; the outlook for Eagle’s business; the abilities to execute Eagle’s strategies; projected and estimated financial performance; anticipated industry trends; the future price of minerals; future capital expenditures; success of exploration activities; mining or processing issues; government regulation of mining operations; and environmental risks; as well as any information concerning possible or assumed future results of operations of Eagle. The forward-looking statements are based on the current expectations of the respective management teams of Eagle and SVII, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVII’s securities; (ii) the risk that the Proposed Business Combination may not be completed by SVII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVII; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Merger Agreement by the shareholders of SVII and the receipt of regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Business Combination on Eagle’s business relationships, performance, and business generally; (vii) risks that the Proposed Business Combination disrupts current plans of Eagle and potential difficulties in its employee retention as a result of the Proposed Business Combination; (viii) the outcome of any legal proceedings that may be instituted against Eagle or SVII related to the Merger Agreement or the Proposed Business Combination; (ix) failure to realize the anticipated benefits of the Proposed Business Combination; (x) the inability to maintain the listing of SVII’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on The Nasdaq Stock Market LLC or a comparable exchange; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters or health epidemics/pandemics, national security tensions, and macro-economic and social environments affecting its business; (xii) fluctuations in spot and forward markets for lithium and uranium and certain other commodities (such as natural gas, fuel oil and electricity); (xiii) restrictions on mining in the jurisdictions in which Eagle operates; (xiv) laws and regulations governing Eagle’s operation, exploration and development activities, and changes in such laws and regulations; (xv) Eagle’s ability to obtain or renew the licenses and permits necessary for the operation and expansion of its existing operations and for the development, construction and commencement of new operations; (xvi) risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, potential unintended releases of contaminants, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); (xvii) inherent risks associated with tailings facilities and heap leach operations, including failure or leakages; the speculative nature of mineral exploration and development; the inability to determine, with certainty, production and cost estimates; inadequate or unreliable infrastructure (such as roads, bridges, power sources and water supplies); (xviii) environmental regulations and legislation; (xix) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xx) risks relating to Eagle’s exploration operations; (xxi) fluctuations in currency markets; (xxii) the volatility of the metals markets, and its potential to impact Eagle’s ability to meet its financial obligations; (xxiii) disputes as to the validity of mining or exploration titles or claims or rights, which constitute most of Eagle’s property holdings; (xxiv) Eagle’s ability to complete and successfully integrate acquisitions; (xxv) increased competition in the mining industry for properties and equipment; (xxvi) limited supply of materials and supply chain disruptions; (xxvii) relations with and claims by indigenous populations; (xxviii) relations with and claims by local communities and non-governmental organizations; and (xxix) the risk that the PIPE financing may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all. The foregoing list is not exhaustive, and there may be additional risks that neither SVII nor Eagle presently know or that SVII and Eagle currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the 2024 Form 10-K, the risks described in the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, and those discussed and identified in filings made with the SEC by SVII from time to time. Eagle and SVII caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither Eagle nor SVII undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Eagle or SVII will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVII’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to review carefully.